

MORNINGSTAR™

## OVERALL MORNINGSTAR RATINGS BY CLASS

**CLASS I**
★★★★

**CLASS S**
★★★★

### KEY FACTS

| Class: | Class I | Class S |
|---|---|---|
| Ticker: | JOPPX | JOSSX |
| CUSIP: | 479164204 | 479164758 |
| Share Class Launch Date: | 05/16/1994 | 09/18/2023 |
| Expense Ratio: | 0.90% | 1.15% |
| Minimum Investment: | $1,000,000 | $2,000 |

## FUND PORTFOLIO CHARACTERISTICS

**Fund Benchmark:**
Russell 2500

| | |
|---|---|
| P/E Ratio: | 28.32 |
| P/B Ratio: | 4.24 |
| P/CF Ratio: | 18.87 |
| Weighted Avg. Market Cap: | $9.0B |
| Number of Holdings: | 78 |
| Active Share: | 91.52% |

## ANNUALIZED PERFORMANCE

| | Class I JOPPX | Class S JOPPX | Benchmark - |
|---|---|---|---|
| 1 YEAR: | 17.12% | 17.05% | 17.42% |
| 3 YEAR: | 10.22% | 10.20% | 4.24% |
| 5 YEAR: | 13.18% | 13.17% | 11.67% |
| 10 YEAR: | 8.39% | 8.39% | 8.36% |

## FUND DESCRIPTION

The Johnson Opportunity Fund is a domestic equity portfolio that seeks to consistently outperform the Russell 2500 Index over a full market cycle. The team's quality-focused investment discipline intends to reduce volatility and provide downside protection in turbulent markets. Johnson utilizes a disciplined portfolio construction framework relying on fundamental bottom-up research aided by a proprietary quantitative assessment.

## FUND HIGHLIGHTS

- Primarily market cap ranges from $400 million to $15 billion
- Diversified portfolio of 70-90 securities
- Historically lower volatility than the Russell 2500

## INVESTMENT STRATEGY

The Johnson Opportunity Fund relies on a disciplined, multi-step process designed to manage risk and generate alpha. This process combines fundamental, bottom-up research with proprietary quantitative analysis and team discussion to identify high-quality companies that exhibit a favorable combination of valuation and momentum characteristics.

### QUANTITATIVE RESEARCH

- Sector-specific score based on quality, valuation, and momentum (QVM) factors
- Quality Factor Test to identify risk management concerns and guide the fundamental research process
- Output used to screen SMID cap universe and as a continuous risk management tool

### FUNDAMENTAL RESEARCH

- Sector-specific analysts perform bottom-up research on industries and companies
- Detailed modeling, analysis, and evaluation to determine high-quality companies at attractive valuations
- Analyst recommendation to strategy team

### PORTFOLIO CONSTRUCTION

- Team discussion and debate of analyst recommendations
- Final investment decision made by Portfolio Manager
- Fundamental maintenance research conducted by sector analysts
- Continuous evaluation of risk management factors aided by quantitative analysis

## INVESTMENT PHILOSOPHY

The Fund's portfolio management team's philosophy focuses on quality companies over a complete market cycle. Historical evidence supports their belief that high-quality companies outperform over the long run with reduced volatility and greater downside protection in turbulent markets. The Fund's advisor seeks to improve investment results by considering both valuation and momentum. Combining valuation and momentum factors within their quality focused approach has historically resulted in greater returns, and superior risk-adjusted results over time. Finally, pairing fundamental research with their proprietary quantitative assessment leads to a stronger investment discipline for the Fund and results in a more disciplined investment process, and should lead to greater risk management and more consistent performance over time.

## CALENDAR YEAR PERFORMANCE

| | 4TH QTR 2023 | YTD | 2022 | 2021 | 2020 | 2019 | 2018 | 2017 |
|---|---|---|---|---|---|---|---|---|
| **CLASS I - JOPPX** | 12.98% | 17.12% | -12.46% | 30.59% | 7.84% | 28.63% | -14.16% | 16.91% |
| **CLASS S - JOSSX** | 12.91% | 17.05% | -12.46% | 30.59% | 7.84% | 28.63% | -14.16% | 16.91% |
| **BENCHMARK** | 13.35% | 17.42% | -18.37% | 18.18% | 19.99% | 27.77% | -10.00% | 16.81% |

## SECTOR WEIGHTINGS:



JOHNSON    RUSSELL 2500    ALL DATA IS AS OF 12/31/2023

*SOURCE: INDEX DATA SOURCED FROM FTSE RUSSELL*

## OPPORTUNITY FUND TEAM:

**Brian Kute, CFA**
- Managing Director of Research & Senior Portfolio Manager, Principal
- 32 Years Industry Experience

**Chris Godby, CFA**
- Senior Research Analyst
- 18 Years Industry Experience
- Sectors: Technology and Communication Services

**Bryan Andress, CFA**
- Senior Research Analyst, Principal
- 11 Years Industry Experience
- Sector: Industrials, Materials and Utilities

## TOP 10 HOLDINGS:

| NAME | % OF PORTFOLIO |
|---|---|
| CHARLES RIVER LABORATORIES INTL INC | 2.13% |
| WINTRUST FINANCIAL CORP | 2.11% |
| SMITH A O CORP | 1.91% |
| APPLIED INDUSTRIAL TECHNOLOGIES INC | 1.90% |
| NORDSON CORP | 1.84% |
| HAWKINS INC | 1.80% |
| AVERY DENNISON CORP | 1.76% |
| COCA-COLA CONS INC | 1.74% |
| FULLER H B CO | 1.68% |
| SEI INV CO | 1.67% |

**Table Source:** Model holdings are subject to change. There is no assurance that any of the securities shown still remain in the portfolio at the time you received this fact sheet. Actual holdings and percentage allocation in individual client portfolios may vary and are subject to change. The Top Ten Holdings, as well as the other data presented, are as of the period indicated, and should not be considered a recommendation to purchase, hold, or sell any particular security. It should not be assumed that any of the Top Ten Holdings were or will be profitable going forward.



# JOHNSON
## MUTUAL FUNDS

# Johnson Institutional Short Duration Bond Fund
CLASS I:  JIBDX          CLASS F:  JIMDX

AS OF: DECEMBER 31, 2023




## OVERALL MORNINGSTAR RATINGS BY CLASS

**CLASS I**
★★★

**CLASS F**
★★

## KEY FACTS

| Class: | Class I | Class F |
|---|---|---|
| Ticker: | JIBDX | JIMDX |
| CUSIP: | 479164600 | 479164816 |
| Share Class Launch Date: | 8/31/2000 | 5/1/2018 |
| Expense Ratio (gross): | 0.30% | 0.55% |
| Expense Ratio (net): | 0.25% | 0.40% |
| Minimum Investment: | $1,000,000 | $500,000 |

## FUND PORTFOLIO CHARACTERISTICS
**Fund Benchmark:**
ICE BofAML U.S. Corp & Gov't Index, 1-3 Years

| | |
|---|---|
| Average Credit Quality: | A+ |
| SEC Yield: | 4.53% (Class I) |
| Effective Duration: | 2.04 years |
| Weighted Average Life: | 2.22 years |
| Portfolio Turnover: | 36.44% (12-mo.) |
| Number of Holdings: | 103 |

## ANNUALIZED PERFORMANCE

| | Class I JIBDX | Class F JIMDX | Benchmark - |
|---|---|---|---|
| 1 YEAR: | 4.78% | 4.68% | 4.66% |
| 3 YEAR: | -0.21% | -0.36% | 0.10% |
| 5 YEAR: | 1.56% | 1.39% | 1.53% |
| 10 YEAR: | 1.43% | 1.32% | 1.29% |

## FUND DESCRIPTION
Johnson Institutional Short Duration Bond Fund is an investment grade domestic fixed income portfolio that aims to provide outperformance over the market index with comparable volatility and greater downside risk protection. The Fund's stated objective is a high level of income over the long term consistent with preservation of capital.

## FUND HIGHLIGHTS
- 100% Investment Grade securities
- No derivatives, no high-yield, no foreign currency exposure
- Proprietary quality yield approach

## INVESTMENT STRATEGY
- Strict adherence to quality credit discipline
- Overweight "low beta", shorter duration credit
- Utilize longer duration government securities as a credit hedge and for liquidity
- Emphasize intermediate maturity to capture roll return and "off the run" yield premium
- Neutral duration slightly longer than the ICE BofAML U.S. Corp & Gov't Index, 1-3 Years
- In managing the Fund, portfolio managers do not speculate on changes in interest rates

## INVESTMENT PHILOSOPHY
The Fund's portfolio management team's philosophy is built on the belief that fixed income plays two crucial roles within a portfolio. First and foremost, we believe fixed income should serve as the anchor of a portfolio – providing stability and protection especially during periods of market volatility. Second, fixed income should be a consistent and reliable source of compounding income. Therefore, the team focuses exclusively on quality securities and only invests in dollar denominated, investment grade rated securities– no derivatives, no currency exposure, and no high-yield.

The team seeks to build portfolios that maximize yield and total return in normal environments, while never sacrificing our high-quality discipline, that aims to provide reliable downside protection during periods of economic and market stress. To accomplish this the Fund is often positioned overweight corporate bonds relative to its benchmark as a way to maximize current income. In order to help limit the Fund's overall spread sensitivity, the Fund generally strives for a shorter spread duration than the index. The Fund's focus on intermediate maturity corporates also provides additional opportunities for both yield curve and credit curve roll return. The team's disciplined credit process further eliminates volatile sectors and issuers which helps mitigate volatility, especially during higher risk periods. Balancing the Fund's tilt toward high-quality intermediate corporate bonds with longer duration government bonds provides an additional hedge to the portfolio and further provides stability to relative performance. While the Fund seeks to provide downside protection, it may not always be able to do so.

Unique to the industry, this Quality Yield approach aims to provide a high degree of both outperformance and consistency during strong and weak environments. When yield spreads are tightening in the market and credit performs well, we believe the portfolio's overweight to the sector may help performance. When spreads are widening and corporate bonds lag in the market, we believe the portfolio's quality emphasis and shorter duration exposure should lead to solid attribution from security selection.

## CALENDAR YEAR PERFORMANCE

| | 4TH QTR 2023 | YTD | 2022 | 2021 | 2020 | 2019 | 2018 | 2017 |
|---|---|---|---|---|---|---|---|---|
| CLASS I - JIBDX | 3.06% | 4.78% | -4.29% | -0.91% | 3.91% | 4.65% | 1.16% | 1.54% |
| CLASS F - JIMDX | 3.06% | 4.68% | -4.47% | -1.09% | 3.82% | 4.36% | | |
| BENCHMARK | 2.65% | 4.66% | -3.76% | -0.41% | 3.35% | 4.07% | 1.63% | 0.86% |

## QUALITY WEIGHTINGS:



## SECTOR WEIGHTINGS:



■ JOHNSON    ■ ICE BofAML U.S. CORP & GOV'T, 1-3 YRS

## FIXED INCOME
## PORTFOLIO MANAGEMENT TEAM:

Jason Jackman, CFA
- Chief Executive Officer, Principal
- 31 Years Industry Experience

Michael Leisring, CFA
- Chief Investment Officer - Fixed Income & Portfolio Manager, Principal
- 26 Years Industry Experience

Brandon Zureick, CFA
- Managing Director & Portfolio Manager, Principal
- 16 Years Industry Experience

David Theobald, CFA
- Senior Portfolio Manager, Principal
- 17 Years Industry Experience

Ryan Martin, CFA
- Portfolio Manager, Principal
- 11 Years Industry Experience



# MORNINGSTAR™

## OVERALL MORNINGSTAR RATINGS BY CLASS

**CLASS I**
★★★★★

**CLASS F**
★★★★

## KEY FACTS

| Class: | Class I | Class F |
|---|---|---|
| Ticker: | JIBEX | JIMEX |
| CUSIP: | 479164709 | 479164824 |
| Share Class Launch Date: | 8/31/2000 | 5/1/2018 |
| Expense Ratio (gross): | 0.30% | 0.55% |
| Expense Ratio (net): | 0.25% | 0.40% |
| Minimum Investment: | $1,000,000 | $500,000 |

## FUND PORTFOLIO CHARACTERISTICS
**Fund Benchmark:**
Bloomberg Intermediate US Gov't/Credit Bond Index

| | |
|---|---|
| Average Credit Quality: | A+ |
| SEC Yield: | 4.32% (Class I) |
| Effective Duration: | 4.19 years |
| Weighted Average Life: | 4.75 years |
| Portfolio Turnover: | 44.75% (12-mo.) |
| Number of Holdings: | 91 |

## ANNUALIZED PERFORMANCE

| | Class I JIBEX | Class F JIMEX | Benchmark - |
|---|---|---|---|
| 1 YEAR: | 5.38% | 5.20% | 5.24% |
| 3 YEAR: | -2.00% | -2.18% | -1.63% |
| 5 YEAR: | 1.65% | 1.47% | 1.59% |
| 10 YEAR: | 2.02% | 1.89% | 1.72% |

## FUND DESCRIPTION

Johnson Institutional Intermediate Bond Fund is an investment grade domestic fixed income portfolio that aims to provide outperformance over the market index with comparable volatility and greater downside risk protection. The Fund's stated objective is a high level of income over the long term consistent with preservation of capital.

## FUND HIGHLIGHTS

- 100% Investment Grade securities
- No derivatives, no high-yield, no foreign currency exposure
- Proprietary Quality Yield approach


### REFINITIV LIPPER FUND AWARDS
**2021 WINNER**
**UNITED STATES**

## INVESTMENT STRATEGY

- Strict adherence to quality credit discipline
- Overweight "low beta", shorter duration credit
- Utilize longer duration government securities as a credit hedge and for liquidity
- Emphasize intermediate maturity to capture roll return and "off the run" yield premium
- Neutral duration slightly longer than the Bloomberg Barclays Intermediate US Gov't/Credit Bond Index
- In managing the Fund, portfolio managers do not speculate on changes in interest rates

## INVESTMENT PHILOSOPHY

The Fund's portfolio management team's philosophy is built on the belief that fixed income plays two crucial roles within a portfolio. First and foremost, we believe fixed income should serve as the anchor of a portfolio – providing stability and protection especially during periods of market volatility. Second, fixed income should be a consistent and reliable source of compounding income. Therefore, the team focuses exclusively on quality securities and only invests in dollar denominated, investment grade rated securities– no derivatives, no currency exposure, and no high-yield.

The team seeks to build portfolios that maximize yield and total return in normal environments, while never sacrificing our high-quality discipline, that aims to provide reliable downside protection during periods of economic and market stress. To accomplish this the Fund is often positioned overweight corporate bonds relative to its benchmark as a way to maximize current income. In order to help limit the Fund's overall spread sensitivity, the Fund generally strives for a shorter spread duration than the index. The Fund's focus on intermediate maturity corporates also provides additional opportunities for both yield curve and credit curve roll return. The team's disciplined credit process further eliminates volatile sectors and issuers which helps mitigate volatility, especially during higher risk periods. Balancing the Fund's tilt toward high-quality intermediate corporate bonds with longer duration government bonds provides an additional hedge to the portfolio and further provides stability to relative performance. While the Fund seeks to provide downside protection, it may not always be able to do so.

Unique to the industry, this Quality Yield approach aims to provide a high degree of both outperformance and consistency during strong and weak environments. When yield spreads are tightening in the market and credit performs well, we believe the portfolio's overweight to the sector may help performance. When spreads are widening and corporate bonds lag in the market, we believe the portfolio's quality emphasis and shorter duration exposure should lead to solid attribution from security selection.

## CALENDAR YEAR PERFORMANCE

| | 4TH QTR 2023 | YTD | 2022 | 2021 | 2020 | 2019 | 2018 | 2017 |
|---|---|---|---|---|---|---|---|---|
| **CLASS I - JIBEX** | 5.04% | 5.38% | -9.18% | -1.66% | 7.20% | 7.53% | 0.42% | 2.99% |
| **CLASS F - JIMEX** | 4.97% | 5.20% | -9.32% | -1.83% | 7.07% | 7.35% | | |
| **BENCHMARK** | 4.56% | 5.24% | -8.23% | -1.44% | 6.43% | 6.80% | 0.88% | 2.14% |

## QUALITY WEIGHTINGS:



## SECTOR WEIGHTINGS:



■ JOHNSON    ■ BLOOMBERG INTERMEDIATE US GOV'T/CREDIT BOND INDEX

## FIXED INCOME
## PORTFOLIO MANAGEMENT TEAM:

Jason Jackman, CFA
• Chief Executive Officer, Principal
• 31 Years Industry Experience

Michael Leisring, CFA
• Chief Investment Officer - Fixed Income
  & Portfolio Manager, Principal
• 26 Years Industry Experience

Brandon Zureick, CFA
• Managing Director & Portfolio Manager,
  Principal
• 16 Years Industry Experience

David Theobald, CFA
• Senior Portfolio Manager, Principal
• 17 Years Industry Experience

Ryan Martin, CFA
• Portfolio Manager, Principal
• 11 Years Industry Experience

The data represented herein reflects past performance and is not a guarantee of future results. The return and principal value of your investment will fluctuate and be more or less than their original cost at the time of redemption. Average quality is indicative of the average quality of the securities in the Fund and not the Fund itself. Ratings are based on quality ratings provided by Moody's and Standard & Poor's. The Adviser has contractually agreed to waive a portion (0.05%) of its management fees for the Johnson Institutional Intermediate Bond Fund, at least through April 30, 2024, so that the Management Fee is 0.25% for the period. The Adviser may not unilaterally change the contract until May 1, 2024. Additionally, a portion (0.10%) of the 12b-1 fee is also being waived through April 30, 2024 for the Class F Shares. Absent such arrangements, which cannot be changed without Board approval, the returns may have been lower. For more information, please carefully read the most recent prospectus dated September 15, 2023. To obtain a prospectus for the Fund, please contact Johnson Mutual Funds at 513-661-3100 or 800-541-0170.

Shares in the Fund may fluctuate, sometimes significantly, based on interest rates, market conditions, credit quality and other factors. In a rising interest rate environment, the value of an income fund is likely to fall. Generally, bond values will decline as interest rates rise. The market's behavior is unpredictable and there can be no guarantee that the Fund will achieve its goal. The Fund's performance could be affected if borrowers pay back principal on certain debt securities before or after the market anticipates such payments, shortening or lengthening their duration, and could magnify the effect of the rate increase on such security's price. To the extent the Fund invests more heavily in particular bond market sectors, its performance will be especially sensitive to developments that significantly affect those sectors. When issued/delayed-delivery securities can have a leverage-like effect on the Fund, which may increase fluctuations in the Fund's share price and may cause the Fund to liquidate positions when it may not be advantageous to do so to satisfy its purchase obligations.

Morningstar depends upon investment firms to provide it with accurate and complete data. To the extent that Morningstar receives data deficient in any way, the data and statistics provided by Morningstar may be compromised. In addition, because the data contained in Morningstar's database are primarily comprised of historical performance statistics neither the data nor Morningstar's analysis of them can be relied upon to predict or assess future performance of an individual investment, any particular industry segment or the totality of all strategies or investment vehicles in a particular industry. Morningstar does not provide investment advice or act as an investment advisor to anyone in any jurisdiction with respect to any information, data, analyses or opinions contained herein. All such information, data, analyses and opinions are subject to change without notice.

©2024 Morningstar. All Rights Reserved. The information contained herein: (1) is proprietary to Morningstar and/or its content providers; (2) may not be copied or distributed; and (3) is not warranted to be accurate, complete or timely. Neither Morningstar nor its content providers are responsible for any damages or losses arising from any use of this information. Past performance is no guarantee of future results.

The Morningstar Rating™ for funds, or "star rating", is calculated for managed products (including mutual funds, variable annuity and variable life subaccounts, exchange-traded funds, closed-ended funds, and separate accounts) with at least a three-year history. Exchange-traded funds and open-ended mutual funds are considered a single population for comparative purposes. It is calculated based on a Morningstar Risk-Adjusted Return measure that accounts for variation in a managed product's monthly excess performance, placing more emphasis on downward variations and rewarding consistent performance. The top 10% of products in each product category receive 5 stars, the next 22.5% receive 4 stars the next 35% receive 3 stars, the next 22.5% receive 2 stars, and the bottom 10% receive 1 star. The Overall Morningstar Rating for a managed product is derived from a weighted average of the performance figures associated with its three-, five-, and 10-year (if applicable) Morningstar Rating metrics. The weights are: 100% three-year rating for 36-59 months of total returns, 60% five-year rating/40% three-year rating for 60-119 months of total returns, and 50% 10-year rating/30% five-year rating/20% three-year rating for 120 or more months of total returns. While the 10-year overall star rating formula seems to give the most weight to the 10-year period, the most recent three-year period actually has the greatest impact because it is included in all three rating periods.

The Refinitiv Lipper Fund Awards, granted annually, highlight funds and fund companies that have excelled in delivering consistently strong risk-adjusted performance relative to their peers. The Refinitiv Lipper Fund Awards are based on the Refinitiv Lipper Fund Awards Methodology. Classification averages are calculated with all eligible share classes for each eligible classification. The calculation periods extend over 36, 60 and 120 months. The highest Lipper Leader® for Consistent Return (Effective Return) value within each eligible classification determines the fund classification winner over three, five or 10 years. The Lipper leader for Consistent Return rating is a risk-adjusted performance measure based on the Effective Return computation. Lipper Ratings for Consistent Return are computed for all Lipper classifications with five or more distinct portfolios and span both equity and fixed-income funds (e.g., large cap core, General U.S. Treasury, etc.). The ratings are subject to change every month and are calculated for the following periods: three-year, five-year, 10-year, and overall. The overall calculation is based on an equal-weighted average of percentile rankings of the Consistent Return metrics over three-, five- and 10-year periods (if applicable). The highest 20% of funds in each classification are named Lipper Leaders for Consistent Return, the next 20% receive a rating of 4, the middle 20% are rated 3, the next 20% are rated 2 and the lowest 20% are rated 1.  For more information, see lipperfundawards.com. Although Refinitiv Lipper makes reasonable efforts to ensure the accuracy and reliability of the data contained herein, the accuracy is not guaranteed by Refinitiv Lipper. The award may not be representative of every client's experience. Johnson Investment Counsel has confirmed that the Johnson Institutional Intermediate Bond Fund is a 2021 winner of the Refinitiv Lipper Award for "Best Fund over 3 Years" and "Best Fund over 5 Years" for Institutional Mutual Funds.  However, Johnson Investment Counsel does not review or confirm the information provided to Refinitiv Lipper Awards, nor does Johnson confirm or review the accuracy of the Refinitiv Lipper Fund Awards' ranking of the  Johnson Institutional Intermediate Bond Fund, respectively. This award is not indicative of future performance and there is no guarantee of future investment success.

Before you invest, you may want to review the Fund's Prospectus and Statement of Additional information, which contains more information about the Fund and its risks. You can find the Fund's Prospectus and other information about the fund online at www.johnsonmutualfunds.com. You can also get this information at no additional cost by calling (800) 541-0170 or by sending an email request to prospectus@johnsonmutualfunds.com.



## OVERALL MORNINGSTAR RATINGS BY CLASS

**CLASS I**

★★★

**CLASS F**

★★★

### KEY FACTS

| Class: | Class I | Class F |
|---|---|---|
| Ticker: | JIBFX | JIMFX |
| CUSIP: | 479164808 | 479164790 |
| Share Class Launch Date: | 8/31/2000 | 5/1/2018 |
| Expense Ratio (gross): | 0.30% | 0.55% |
| Expense Ratio (net): | 0.25% | 0.40% |
| Minimum Investment: | $1,000,000 | $500,000 |

### FUND PORTFOLIO CHARACTERISTICS

**Fund Benchmark:**
Bloomberg US Aggregate Bond Index

| | |
|---|---|
| Average Credit Quality: | AA- |
| SEC Yield: | 4.21% (Class I) |
| Effective Duration: | 6.79 years |
| Weighted Average Life: | 8.50 years |
| Portfolio Turnover: | 30.31% (12-mo.) |
| Number of Holdings: | 192 |

### ANNUALIZED PERFORMANCE

| | Class I JIBFX | Class F JIMFX | Benchmark - |
|---|---|---|---|
| 1 YEAR: | 5.43% | 5.29% | 5.53% |
| 3 YEAR: | -3.76% | -3.89% | -3.31% |
| 5 YEAR: | 1.27% | 1.10% | 1.10% |
| 10 YEAR: | 2.17% | 2.04% | 1.81% |

## FUND DESCRIPTION

Johnson Institutional Core Bond Fund is an investment grade domestic fixed income portfolio that aims to provide outperformance over the market index with comparable volatility and greater downside risk protection. The Fund's stated objective is a high level of income over the long term consistent with preservation of capital.

## FUND HIGHLIGHTS

- 100% Investment Grade securities
- No derivatives, no high-yield, no foreign currency exposure
- Proprietary Quality Yield approach

## INVESTMENT STRATEGY

- Strict adherence to quality credit discipline
- Overweight "low beta", shorter duration credit
- Utilize longer duration government securities as a credit hedge and for liquidity
- Emphasize intermediate maturity to capture roll return and "off the run" yield premium
- Neutral duration slightly longer than the Bloomberg Barclays US Aggregate Bond Index
- In managing the Fund, portfolio managers do not speculate on changes in interest rates

## INVESTMENT PHILOSOPHY

The Fund's portfolio management team's philosophy is built on the belief that fixed income plays two crucial roles within a portfolio. First and foremost, we believe fixed income should serve as the anchor of a portfolio – providing stability and protection especially during periods of market volatility. Second, fixed income should be a consistent and reliable source of compounding income. Therefore, the team focuses exclusively on quality securities and only invests in dollar denominated, investment grade rated securities– no derivatives, no currency exposure, and no high-yield.

The team seeks to build portfolios that maximize yield and total return in normal environments, while never sacrificing our high-quality discipline, that aims to provide reliable downside protection during periods of economic and market stress. To accomplish this the Fund is often positioned overweight corporate bonds relative to its benchmark as a way to maximize current income. In order to help limit the Fund's overall spread sensitivity, the Fund generally strives for a shorter spread duration than the index. The Fund's focus on intermediate maturity corporates also provides additional opportunities for both yield curve and credit curve roll return. The team's disciplined credit process further eliminates volatile sectors and issuers which helps mitigate volatility, especially during higher risk periods. Balancing the Fund's tilt toward high-quality intermediate corporate bonds with longer duration government bonds provides an additional hedge to the portfolio and further provides stability to relative performance. While the Fund seeks to provide downside protection, it may not always be able to do so.

Unique to the industry, this Quality Yield approach aims to provide a high degree of both outperformance and consistency during strong and weak environments. When yield spreads are tightening in the market and credit performs well, we believe the portfolio's overweight to the sector may help performance. When spreads are widening and corporate bonds lag in the market, we believe the portfolio's quality emphasis and shorter duration exposure should lead to solid attribution from security selection.

## CALENDAR YEAR PERFORMANCE

| | 4TH QTR 2023 | YTD | 2022 | 2021 | 2020 | 2019 | 2018 | 2017 |
|---|---|---|---|---|---|---|---|---|
| CLASS I - JIBFX | 7.26% | 5.43% | -13.70% | -2.04% | 9.71% | 8.94% | 0.13% | 3.72% |
| CLASS F - JIMFX | 7.26% | 5.29% | -13.81% | -2.15% | 9.57% | 8.56% | | |
| BENCHMARK | 6.82% | 5.53% | -13.01% | -1.54% | 7.51% | 8.72% | 0.01% | 3.54% |

## QUALITY WEIGHTINGS:



## SECTOR WEIGHTINGS:



■ JOHNSON   ■ BLOOMBERG US AGGREGATE BOND INDEX

## FIXED INCOME
## PORTFOLIO MANAGEMENT TEAM:

**Jason Jackman, CFA**
• Chief Executive Officer, Principal
• 31 Years Industry Experience

**Michael Leisring, CFA**
• Chief Investment Officer - Fixed Income & Portfolio Manager, Principal
• 26 Years Industry Experience

**Brandon Zureick, CFA**
• Managing Director & Portfolio Manager, Principal
• 16 Years Industry Experience

**David Theobald, CFA**
• Senior Portfolio Manager, Principal
• 17 Years Industry Experience

**Ryan Martin, CFA**
• Portfolio Manager, Principal
• 11 Years Industry Experience

The data represented herein reflects past performance and is not a guarantee of future results. The return and principal value of your investment will fluctuate and be more or less than their original cost at the time of redemption. Average quality is indicative of the average quality of the securities in the Fund and not the Fund itself. Ratings are based on quality ratings provided by Moody's and Standard & Poor's. The Adviser has contractually agreed to waive a portion (0.05%) of its management fees for the Johnson Institutional Core Bond Fund, at least through April 30, 2024, so that the Management Fee is 0.25% for the period. The Adviser may not unilaterally change the contract until May 1, 2024. Additionally, a portion (0.10%) of the 12b-1 fee is also being waived through April 30, 2024 for the Class F Shares. Absent such arrangements, which cannot be changed without Board approval, the returns may have been lower. For more information, please carefully read the most recent prospectus dated September 15, 2023. To obtain a prospectus for the Fund, please contact Johnson Mutual Funds at 513-661-3100 or 800-541-0170.

Shares in the Fund may fluctuate, sometimes significantly, based on interest rates, market conditions, credit quality and other factors. In a rising interest rate environment, the value of an income fund is likely to fall. Generally, bond values will decline as interest rates rise. The market's behavior is unpredictable and there can be no guarantee that the Fund will achieve its goal. The Fund's performance could be affected if borrowers pay back principal on certain debt securities before or after the market anticipates such payments, shortening or lengthening their duration, and could magnify the effect of the rate increase on such security's price. To the extent the Fund invests more heavily in particular bond market sectors, its performance will be especially sensitive to developments that significantly affect those sectors. When issued/delayed-delivery securities can have a leverage-like effect on the Fund, which may increase fluctuations in the Fund's share price and may cause the Fund to liquidate positions when it may not be advantageous to do so to satisfy its purchase obligations.

Morningstar depends upon investment firms to provide it with accurate and complete data. To the extent that Morningstar receives data deficient in any way, the data and statistics provided by Morningstar may be compromised. In addition, because the data contained in Morningstar's database are primarily comprised of historical performance statistics neither the data nor Morningstar's analysis of them can be relied upon to predict or assess future performance of an individual investment, any particular industry segment or the totality of all strategies or investment vehicles in a particular industry. Morningstar does not provide investment advice or act as an investment advisor to anyone in any jurisdiction with respect to any information, data, analyses or opinions contained herein. All such information, data, analyses and opinions are subject to change without notice.

© 2024 Morningstar. All Rights Reserved. The information contained herein: (1) is proprietary to Morningstar and/or its content providers; (2) may not be copied or distributed; and (3) is not warranted to be accurate, complete or timely. Neither Morningstar nor its content providers are responsible for any damages or losses arising from any use of this information. Past performance is no guarantee of future results.

The Morningstar Rating™ for funds, or "star rating", is calculated for managed products (including mutual funds, variable annuity and variable life subaccounts, exchange-traded funds, closed-ended funds, and separate accounts) with at least a three-year history. Exchange-traded funds and open-ended mutual funds are considered a single population for comparative purposes. It is calculated based on a Morningstar Risk-Adjusted Return measure that accounts for variation in a managed product's monthly excess performance, placing more emphasis on downward variations and rewarding consistent performance. The top 10% of products in each product category receive 5 stars, the next 22.5% receive 4 stars the next 35% receive 3 stars, the next 22.5% receive 2 stars, and the bottom 10% receive 1 star. The Overall Morningstar Rating for a managed product is derived from a weighted average of the performance figures associated with its three-, five-, and 10-year (if applicable) Morningstar Rating metrics. The weights are: 100% three-year rating for 36-59 months of total returns, 60% five-year rating/40% three-year rating for 60-119 months of total returns, and 50% 10-year rating/30% five-year rating/20% three-year rating for 120 or more months of total returns. While the 10-year overall star rating formula seems to give the most weight to the 10-year period, the most recent three-year period actually has the greatest impact because it is included in all three rating periods.



**OVERALL MORNINGSTAR RATINGS BY CLASS**

NOT YET RATED

## KEY FACTS

| | |
|---|---|
| Ticker: | JCPLX |
| CUSIP: | 479164782 |
| Share Class Launch Date: | 11/17/2021 |
| Expense Ratio: | 0.45% |
| Minimum Investment: | $1,000,000 |

## FUND PORTFOLIO CHARACTERISTICS

**Fund Benchmark:**
Bloomberg US Aggregate Bond Index

| | |
|---|---|
| Average Credit Quality: | A+ |
| SEC Yield: | 4.43% |
| Effective Duration: | 6.41 years |
| Weighted Average Life: | 7.03 years |
| Portfolio Turnover: | 41.15% (12-mo.) |
| Number of Holdings: | 75 |

## ANNUALIZED PERFORMANCE

| | JCPLX | Benchmark |
|---|---|---|
| 1 YEAR: | 5.81% | 5.53% |
| 3 YEAR: | - | - |
| 5 YEAR: | - | - |
| 10 YEAR: | - | - |

## FUND DESCRIPTION

Johnson Core Plus Bond Fund is a domestic fixed income portfolio that aims to maximize outperformance over the market index, with comparable volatility. The Fund's stated objective is a high level of income over the long term consistent with the preservation of capital.

## FUND HIGHLIGHTS

- Flexibility to use non-investment grade securities to enhance yield and total return
- 100% US Dollar denominated
- Proprietary Quality Yield approach

## INVESTMENT STRATEGY

- Flexibility to invest up to 40% of the Fund's net assets in securities rated below investment grade
- Yield enhancement focused on non-cyclical BB and B rated credits
- Duration between 80% and 120% of benchmark
- Diversification by sector, issuer, and maturity
- Utilize longer duration government securities as a credit hedge and for liquidity
- Treasury futures to help manage duration and yield curve structure
- Emphasis on intermediate maturity to capture roll return and "off the run" premium

## INVESTMENT PHILOSOPHY

The Fund's portfolio management team's philosophy is built on the belief that fixed income plays two crucial roles within a portfolio. First and foremost, we believe fixed income should serve as the anchor of a portfolio — providing stability and protection especially during periods of market volatility. Second, fixed income should be a consistent and reliable source of compounding income. Therefore, the team focuses exclusively on high-quality, non-cyclical securities.

The team seeks to build portfolios that maximize yield and total return in normal environments, while never sacrificing our high-quality discipline that aims to provide reliable downside protection during periods of economic and market stress. To accomplish this, the Fund is often positioned overweight corporate bonds relative to its benchmark as a way to maximize current income. Additionally, the Fund has the flexibility to invest in securities rated below Investment Grade as a way to further enhance its long-term yield and total return. Typically, the team seeks to find BB and B rated securities with meaningfully lower spread volatility than the High Yield index. In order to help limit the Fund's overall spread sensitivity, the Fund generally strives for a shorter spread duration than the Index. Furthermore, balancing the Fund's tilt toward corporate bonds with longer duration government bonds provides an additional hedge to the portfolio and further provides stability to relative performance. While the fund seeks to provide downside protection, it may not always be able to do so.

Unique to our industry, this Quality Yield approach aims to provide a high degree of both outperformance and consistency during strong and weak environments. When yield spreads are tightening in the market and credit performs well, we believe the portfolio's overweight to the sector may help performance. When spreads are widening and corporate bonds lag in the market, we believe the portfolio's quality emphasis and shorter spread duration should lead to solid attribution from security selection

## CALENDAR YEAR PERFORMANCE

| | 4TH QTR 2023 | YTD | 2022 |
|---|---|---|---|
| **JCPLX** | 7.20% | 5.81% | -13.71% |
| **BENCHMARK** | 6.82% | 5.53% | -13.01% |

## QUALITY WEIGHTINGS:



## SECTOR WEIGHTINGS:



■ JOHNSON    ■ BLOOMBERG US AGGREGATE BOND INDEX

## FIXED INCOME
## PORTFOLIO MANAGEMENT TEAM:

Jason Jackman, CFA
• Chief Executive Officer, Principal
• 31 Years Industry Experience

Michael Leisring, CFA
• Chief Investment Officer - Fixed Income
  & Portfolio Manager, Principal
• 26 Years Industry Experience

Brandon Zureick, CFA
• Managing Director & Portfolio Manager,
  Principal
• 16 Years Industry Experience

David Theobald, CFA
• Senior Portfolio Manager, Principal
• 17 Years Industry Experience

Ryan Martin, CFA
• Portfolio Manager, Principal
• 11 Years Industry Experience

The data represented herein reflects past performance and is not a guarantee of future results. The return and principal value of your investment will fluctuate and be more or less than their original cost at the time of redemption. Average quality is indicative of the average quality of the securities in the Fund and not the Fund itself. Ratings are based on quality ratings provided by Moody's and Standard & Poor's.  For more information, please carefully read the most recent prospectus dated September 15, 2023. To obtain a prospectus for the Fund, please contact Johnson Mutual Funds at 513-661-3100 or 800-541-0170.

Shares in the Fund may fluctuate, sometimes significantly, based on interest rates, market conditions, credit quality and other factors.  In a rising interest rate environment, the value of an income fund is likely to fall. Generally, bond values will decline as interest rates rise.  The market's behavior is unpredictable and there can be no guarantee that the Fund will achieve its goal.  The Fund's performance could be affected if borrowers pay back principal on certain debt securities before or after the market anticipates such payments, shortening or lengthening their duration, and could magnify the effect of the rate increase on such security's price.  To the extent the Fund invests more heavily in particular bond market sectors, its performance will be especially sensitive to developments that significantly affect those sectors.  When issued/delayed-delivery securities can have a leverage-like effect on the Fund, which may increase fluctuations in the Fund's share price and may cause the Fund to liquidate positions when it may not be advantageous to do so to satisfy its purchase obligations.

Morningstar depends upon investment firms to provide it with accurate and complete data.  To the extent that Morningstar receives data deficient in any way, the data and statistics provided by Morningstar may be compromised. In addition, because the data contained in Morningstar's database are primarily comprised of historical performance statistics neither the data nor Morningstar's analysis of them can be relied upon to predict or assess future performance of an individual investment, any particular industry segment or the totality of all strategies or investment vehicles in a particular industry.  Morningstar does not provide investment advice or act as an investment advisor to anyone in any jurisdiction with respect to any information, data, analyses or opinions contained herein.  All such information, data, analyses and opinions are subject to change without notice.

The Morningstar Rating™ for funds, or "star rating", is calculated for managed products (including mutual funds, variable annuity and variable life subaccounts, exchange-traded funds, closed-ended funds, and separate accounts) with at least a three-year history. Exchange-traded funds and open-ended mutual funds are considered a single population for comparative purposes. It is calculated based on a Morningstar Risk-Adjusted Return measure that accounts for variation in a managed product's monthly excess performance, placing more emphasis on downward variations and rewarding consistent performance. The top 10% of products in each product category receive 5 stars, the next 22.5% receive 4 stars the next 35% receive 3 stars, the next 22.5% receive 2 stars, and the bottom 10% receive 1 star. The Overall Morningstar Rating for a managed product is derived from a weighted average of the performance figures associated with its three-, five-, and 10-year (if applicable) Morningstar Rating metrics. The weights are: 100% three-year rating for 36-59 months of total returns, 60% five-year rating/40% three-year rating for 60-119 months of total returns, and 50% 10-year rating/30% five-year rating/20% three-year rating for 120 or more months of total returns. While the 10-year overall star rating formula seems to give the most weight to the 10-year period, the most recent three-year period actually has the greatest impact because it is included in all three rating periods.



## OVERALL MORNINGSTAR RATINGS BY CLASS

**CLASS I**



**CLASS S**



### KEY FACTS

| Class: | Class I | Class S |
|---|---|---|
| Ticker: | JIBFX | JIBSX |
| CUSIP: | 479164808 | 479164766 |
| Share Class Launch Date: | 8/31/2000 | 9/18/2023 |
| Expense Ratio (gross): | 0.30% | 0.55% |
| Expense Ratio (net): | 0.25% | 0.50% |
| Minimum Investment: | $1,000,000 | $2,000 |

### FUND PORTFOLIO CHARACTERISTICS

**Fund Benchmark:**
Bloomberg US Aggregate Bond Index

| | |
|---|---|
| Average Credit Quality: | AA- |
| SEC Yield: | 4.21% (Class I) |
| Effective Duration: | 6.79 years |
| Weighted Average Life: | 8.50 years |
| Portfolio Turnover: | 30.31% (12-mo.) |
| Number of Holdings: | 192 |

### ANNUALIZED PERFORMANCE

| | Class I JIBFX | Class S JIBSX | Benchmark - |
|---|---|---|---|
| 1 YEAR: | 5.43% | 5.36% | 5.53% |
| 3 YEAR: | -3.76% | -3.78% | -3.31% |
| 5 YEAR: | 1.27% | 1.26% | 1.10% |
| 10 YEAR: | 2.17% | 2.16% | 1.81% |

## FUND DESCRIPTION

Johnson Institutional Core Bond Fund is an investment grade domestic fixed income portfolio that aims to provide outperformance over the market index with comparable volatility and greater downside risk protection. The Fund's stated objective is a high level of income over the long term consistent with preservation of capital.

## FUND HIGHLIGHTS

- 100% Investment Grade securities
- No derivatives, no high-yield, no foreign currency exposure
- Proprietary Quality Yield approach

## INVESTMENT STRATEGY

- Strict adherence to quality credit discipline
- Overweight "low beta", shorter duration credit
- Utilize longer duration government securities as a credit hedge and for liquidity
- Emphasize intermediate maturity to capture roll return and "off the run" yield premium
- Neutral duration slightly longer than the Bloomberg Barclays US Aggregate Bond Index
- In managing the Fund, portfolio managers do not speculate on changes in interest rates

## INVESTMENT PHILOSOPHY

The Fund's portfolio management team's philosophy is built on the belief that fixed income plays two crucial roles within a portfolio. First and foremost, we believe fixed income should serve as the anchor of a portfolio – providing stability and protection especially during periods of market volatility. Second, fixed income should be a consistent and reliable source of compounding income. Therefore, the team focuses exclusively on quality securities and only invests in dollar denominated, investment grade rated securities– no derivatives, no currency exposure, and no high-yield.

The team seeks to build portfolios that maximize yield and total return in normal environments, while never sacrificing our high-quality discipline, that aims to provide reliable downside protection during periods of economic and market stress. To accomplish this the Fund is often positioned overweight corporate bonds relative to its benchmark as a way to maximize current income. In order to help limit the Fund's overall spread sensitivity, the Fund generally strives for a shorter spread duration than the index. The Fund's focus on intermediate maturity corporates also provides additional opportunities for both yield curve and credit curve roll return. The team's disciplined credit process further eliminates volatile sectors and issuers which helps mitigate volatility, especially during higher risk periods. Balancing the Fund's tilt toward high-quality intermediate corporate bonds with longer duration government bonds provides an additional hedge to the portfolio and further provides stability to relative performance. While the Fund seeks to provide downside protection, it may not always be able to do so.

Unique to the industry, this Quality Yield approach aims to provide a high degree of both outperformance and consistency during strong and weak environments. When yield spreads are tightening in the market and credit performs well, we believe the portfolio's overweight to the sector may help performance. When spreads are widening and corporate bonds lag in the market, we believe the portfolio's quality emphasis and shorter duration exposure should lead to solid attribution from security selection.

## CALENDAR YEAR PERFORMANCE

| | 4TH QTR 2023 | YTD | 2022 | 2021 | 2020 | 2019 | 2018 | 2017 |
|---|---|---|---|---|---|---|---|---|
| **CLASS I - JIBFX** | 7.26% | 5.43% | -13.70% | -2.04% | 9.71% | 8.94% | 0.13% | 3.72% |
| **CLASS S - JIBSX** | 7.21% | 5.36% | -13.70% | -2.04% | 9.71% | 8.94% | 0.13% | 3.72% |
| **BENCHMARK** | 6.82% | 5.53% | -13.01% | -1.54% | 7.51% | 8.72% | 0.01% | 3.54% |

## QUALITY WEIGHTINGS:



## SECTOR WEIGHTINGS:



■ JOHNSON    ■ BLOOMBERG US AGGREGATE BOND INDEX

## FIXED INCOME
## PORTFOLIO MANAGEMENT TEAM:

Jason Jackman, CFA
• Chief Executive Officer, Principal
• 31 Years Industry Experience

Michael Leisring, CFA
• Chief Investment Officer - Fixed Income
  & Portfolio Manager, Principal
• 26 Years Industry Experience

Brandon Zureick, CFA
• Managing Director & Portfolio Manager,
  Principal
• 16 Years Industry Experience

David Theobald, CFA
• Senior Portfolio Manager, Principal
• 17 Years Industry Experience

Ryan Martin, CFA
• Portfolio Manager, Principal
• 11 Years Industry Experience